Renaissance Institutional Management LLC

Notes to Statement of Financial Condition

1. Business

Renaissance Institutional Management LLC ("RIM" or the "Company") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

RIM engages in the solicitation and referral of investors to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, on behalf of various private investment funds managed by the Member. RIM is a wholly owned subsidiary of the Member.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

As of December 31, 2016, the Company maintains cash balances at one global financial institution.

Cash held at financial institutions may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from these estimates.

3. Related Party Transactions

Net receivables from the Member were settled through a deemed distribution to Member of $940,395 as of December 31, 2016. This deemed distribution and a contribution from Member of $289,084 are reflected within the Member's Equity balance on the Statement of Financial Condition. In the future any net receivables from the Member will be similarly settled on an annual basis.

4. Fixed Assets, Net

Fixed assets, net consists of the following:

December 31, 2016	Estimated Useful Lives	Amount
Equipment	5 years	$ 499,731
Telecommunications	5 years	53,528
Software	3 years	102,904
		656,163
Less: Accumulated depreciation		(507,957)
Total fixed assets, net of accumulated depreciation		$ 148,206

Any maintenance costs that materially increase the useful life of the asset are capitalized to the asset's cost basis. Management has reviewed fixed assets for impairment, no such losses were recorded for the year ended December 31, 2016.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2016, the Company had regulatory net capital of $1,570,838 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was to 0 to 1 at December 31, 2016.

6. Commitments and contingencies

Management has policies and procedures in place to assess and review for commitments and contingent liabilities. Throughout the year and as of December 31, 2016 there were no such commitments or contingent liabilities in existence.

7. Subsequent Events

The Company evaluated all events that occurred for January 1, 2017 through February 13, 2017, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's statement of financial condition.